EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(In thousands)	2010		2009		2008		2007		2006

Earnings from continuing operations before income taxes	$185,340		$140,390		$418,199		$249,997		$222,063
Add:
Interest on indebtedness	36,545		35,347		47,011		33,311		29,227
Amortization of debt expense	1,037		973		1,070		796		704
Portion of rents representative of the interest factor	9,472		10,109		10,636		8,383		7,547
Deduct:
Undistributed earnings from less-than-50-percent-owned entities	(352)		(132)		(66)		427		(61)

Earnings (as defined)	$232,042		$186,687		$476,850		$292,914		$259,480

Fixed charges:
Interest on indebtedness	$36,545		$35,347		$47,011		$33,311		$29,227
Amortization of debt expense	1,037		973		1,070		796		704
Portion of rents representative of the interest factor	9,472		10,109		10,636		8,383		7,547

Total fixed charges	$47,054		$46,429		$58,717		$42,490		$37,478

Ratio of earnings to fixed charges	4.9	x	4.0	x	8.1	x	6.9	x	6.9	x

The revenues and financial performance of the communications products business, divested in 2010, have been removed from the presentation of continuing operations and presented as a single line item in “Discontinued Operations”.